Robert J. Barish Senior Vice President and Controller	One Verizon Way, 4th Floor Basking Ridge, NJ 07920 Tel: (908) 559-1629 Fax: (908) 766-5725 robert.barish@verizon.com

July 31, 2009

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 24, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 1-08606

Dear Mr. Spirgel:

We have received your comment letter dated July 9, 2009, and the following represents our response to your comments. For your ease of reference, we have included your comments below and have provided our responses after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Intangible Assets Not Subject to Amortization

1. We note your response to prior comment 4. As previously requested, please tell us in greater detail how you evaluated the factors in SFAS 34 in concluding that the licenses are “qualifying assets.” In addition, please provide us with the following information as of the end of each of the last five fiscal years and the first quarter of 2009:

•	The nature and balance of each of the following: 1) the license balance that you believe is a qualifying asset and which you used to compute capitalized interest AND 2)

related qualifying asset (asset group) balance for which you capitalized interest. Explain in detail the nature of the related assets that you are constructing or constructed in previous years.

•	The amount of interest capitalized for each of 1) your license balance and 2) related asset (asset group) balance.

•	The amount of capitalized interest amortized for each of your related asset (asset group) balance.

Wireless licenses provide the Company with an exclusive right to utilize designated radio frequency spectrum (“wireless spectrum”) to provide wireless communications services. The wireless licenses are an integral part of the Company’s wireless communication network which has been constructed to provide robust, nationwide wireless services to our customers. Once wireless licenses, which represent the right to use the wireless spectrum, have been acquired, the network needs to be completed through the construction and deployment of technology and equipment that will enable the Company to provide wireless communication services to its customers. The Company believes that its wireless licenses are qualifying assets, “…that are constructed or otherwise produced for an enterprise’s own use (including assets constructed or produced for the enterprise by others for which deposits or progress payment have been made),” as defined in Paragraph 9.a of Statement of Financial Accounting Standards No. 34, Capitalization of Interest Cost (“SFAS No. 34”). Additionally, the Company believes based on disclosures of other public registrants that its accounting policy with respect to capitalization of interest on its wireless licenses in development for commercial service is the predominant industry practice.

Assets qualifying for interest capitalization generally are those that require a period of time to prepare them for their intended use. As noted in SFAS No. 34, paragraph 6, “If an asset requires a period of time in which to carry out the activities necessary to bring it to that condition and location, the interest cost incurred during that period as a result of expenditures for the asset is a part of the historical cost of acquiring the asset.” In addition, paragraph 12 of SFAS No. 34 indicates that “the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided … if expenditures for the assets had not been made.”

In connection with providing wireless services, there are a number of activities that occur in preparing acquired wireless spectrum for the provision of wireless communication services. These activities can occur sequentially or, for some activities, simultaneously depending on the circumstances. In many cases, there are existing users of the wireless spectrum who need to be cleared and, in some cases, relocated to other wireless spectrum prior to the Company’s use of the wireless spectrum. Feasibility and engineering studies are performed to select the nature and extent of technology to be deployed, and vendor selection and field trials are conducted. These activities include testing devices to ensure they function properly – first in a lab environment and then in the field. Then equipment acquisition and deployment activities are undertaken, which includes working with equipment providers to develop and test cell site equipment and deploying it to cell sites in the licensed area. The wireless network components include various types of equipment, such as base stations, transmission facilities and the core network elements. A typical base station includes antennas that transmit and receive signals to end-user devices, radio equipment, backup power, transmission equipment, cabling, shelter and tower. The base station is connected to the core network equipment via transmission facilities such as copper wire, fiber, or microwave. Typical core network elements include switching and routing equipment, databases, servers, service delivery platforms, backup power, transmission equipment and shelters to house the equipment. Only after all of the activities described above are completed are final testing and commercial launch possible.

In accordance with Paragraph 17 of SFAS No. 34, “The term activities is to be construed broadly. It encompasses more than physical construction; it includes all the steps required to prepare the asset for its intended use. For example, it includes administrative and technical activities during the preconstruction stage, such as the development of plans or the process of obtaining permits from governmental authorities; it includes activities undertaken after construction has begun in order to overcome unforeseen obstacles, such as technical problems, labor disputes, or litigation.” The activities listed above are considered qualifying activities in the development of wireless licenses because these activities are necessary to permit the intended commercial use of the wireless licenses.

Because the purchase of wireless licenses required a cash payment, it is consistent with the first condition for beginning to capitalize interest cost as noted in paragraph 17 of SFAS No. 34. When qualifying activities, which are necessary to get the wireless license ready for its intended use, are in progress, they meet the second condition in paragraph 17 of SFAS No. 34. Finally, as the Company has net debt outstanding, on which interest costs are incurred, the third condition for commencing the capitalization of interest cost is present. As such, the period of time for which interest is capitalized commences once qualifying activities have begun and ends when the wireless spectrum and related assets are able to satisfactorily provide wireless communications services. The wireless spectrum and related wireless plant equipment are considered to be able to provide wireless communications services when they are able to pass a performance test. If activities are substantially suspended, interest capitalization ceases until the qualifying activities are resumed. The Company has a process in place to monitor these qualifying activities.

In response to the Staff’s comment the following information is being provided:

(in millions)	3/31/09	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04
Total Wireless Licenses	$70,873	$61,974	$50,796	$50,959	$47,781	$42,067
Qualifying Wireless Licenses	12,233	12,395	2,978	4,036	4,356	1,399
Total Wireless Plant, Property and Equipment (“PP&E”)	56,584	52,124	50,887	46,411	42,018	36,914
Qualifying Wireless PP&E	1,785	1,701	1,864	1,998	1,539	1,385

Capitalized Interest
Wireless Licenses	$184	$557	$203	$240	$181	$48
Wireless PP&E	24	62	92	78	67	70

Interest amortization related to Wireless PP&E	17	67	60	55	52	49

During 2008, the Company acquired 700 MHz wireless licenses necessary to develop and offer fourth generation voice and data wireless services to its customers. Approximately $9 billion of the Company’s wireless license balance at March 31, 2009 was attributable to these 700 MHz licenses. The process is underway for clearing the wireless spectrum and the feasibility and engineering studies necessary to place the licenses into service have begun. Equipment acquisition and deployment activities related to this wireless spectrum have also recently begun. The detailed types of qualifying activities that the Company has undertaken with respect to these licenses include: interference analysis, incumbent relocation, coordination with federal government and prior coordination notification to incumbents, filing base station data with the appropriate clearinghouses, site selection, site leasing and acquisition, real estate zoning and permitting, radio frequency system design, usage studies, fixed network design, and switch and service planning.

Note 4. Wireless Licenses, Goodwill and Other Intangible Assets

Other Intangible Assets

2. We note your response to prior comment 5. Tell us why you are not amortizing your $100 million payment for access to a portfolio of patents and patent applications based on the weighted average remaining lives of these patents. For the $250 million that you may invest in an investment fund to buy patents and license the patents to various parties, please tell us and disclose the nature of your commitment, including your potential liability for amounts not yet invested. Tell us and disclose why you believe that this is an investment when your payment provides access to these patents without additional charge.

The Company advises the Staff that it is amortizing the $100 million payment for access to the patent portfolio over the estimated average remaining life of the patents in the portfolio. The Company reviewed the patents in the portfolio and determined that the estimated average remaining useful life was approximately 12 years. Based on the Company’s evaluation, it does not believe that the use of other available amortization methods, such as the use of a weighted average remaining life, would result in a materially different amount of annual amortization.

The Company also advises the Staff that the capital commitment of $250 million to the investment fund is the maximum amount the Company may be obligated to contribute under the subscription agreement, as disclosed in Note 4 to the Condensed Consolidated Financial Statements as filed in the Company’s Form 10-Q for the period ending June 30, 2009. If any portion of the unfunded capital commitment is not called prior to 2012, the commitment with respect to that unfunded amount will terminate, and the Company will not be obligated to make any further contributions to the investment fund. The amount of the commitment that had been called at June 30, 2009 was $58 million.

Based on the terms of the agreement, the Company performed an analysis to allocate the $250 million capital commitment between the amount that represents an investment and the amount that represents an intangible asset based on the right to use the patents being acquired by the fund. The amount allocated to the investment was based on the estimated future cash flows that the Company expects to receive from the fund. The amount attributable to the right to use the patents is being amortized over the expected average remaining useful life of the patents, currently estimated to be approximately 12 years. As the fund acquires additional patents over the term of the fund, the Company will continue to review the appropriateness of the remaining estimated useful life and make adjustments as required.

Note 17. Segment Information

3. We note your response to prior comments 3 and 6. Please address the following comments.

•

In our prior comment we had requested all reports and information provided to your CODM. Please provide these reports. At this time we do not want to parse the word “regularly.” Please confirm to us that you provided us with all the information your CODM gets that provides him with the information about FiOS and HSI that was used for the comments in the documented earnings call with analysts.

•

We note your statement that the CODM utilizes network-level financial measures to allocate resources and assess performance between its wireline and wireless operations. Please tell us in detail how resources are allocated and performance is assessed within both your wireline and wireless operations.

•

We note that you have Presidents within your wireline operations for Verizon Telecom, Verizon Business and Verizon Services. Please tell us why each President is not considered part of the CODM group under paragraph 12 of SFAS 131 or segment manager under paragraph 14 of SFAS 131.

We acknowledge the Staff’s request for all reports that are provided to our CODM, regardless of whether such reports are provided on a “regular” basis. However, determining whether reports are provided to the CODM on a regular basis is necessary in order to properly apply paragraph 10 of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”), which states, in part, that “An operating segment is a component of an enterprise … whose operating results are regularly reviewed by the enterprise’s CODM to make decisions about resources to be allocated to the segment and assess its performance ….” Accordingly, the Company confirms that it has previously provided to the Staff all of the reports that are regularly reviewed by the CODM to make decisions about allocating resources and assessing performance, as well as all of the reports provided to the CODM regarding FiOS and HSI that were used for the comments in the documented earnings call with analysts.

As previously noted to the Staff, the Company’s CODM is its Chairman and Chief Executive Officer. The Company does not consider the CODM responsibility to be a shared responsibility and does not operate its business in that manner. The CODM allocates resources and assesses performance, has final decision making authority and is able to override decisions made by others within the organization; therefore, the CODM has complete control over all operating decisions. The Company’s segment manager for its Wireline segment is its President and Chief Operating Officer who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, and plans for the segment. The Wireline segment manager is responsible for using the resources allocated to him by the CODM and for executing operating decisions made by the CODM. The Company considers the individuals referred to in the Staff’s comment to be among those responsible for executing the directives from the Wireline segment manager for specific revenue channels and, in the case of Verizon Services, network activities. All three are interdependent groups that contribute to, but cannot independently achieve, the Wireline revenue growth and adjusted operating income objectives.

The primary measures used by the CODM to assess performance are revenue growth and adjusted operating income. These are assessed at both the consolidated level and the operating segment level (i.e., Wireline and Wireless). The CODM allocates capital and human resources to the Company’s operating segments based on trends in these measures. For example, it is the Company’s objective to reduce the capital allocation to its business segments over time measured as a percentage of segment revenue. As a result, revenue trends over time will impact the amount of capital allocated to the individual business segments. A similar allocation process occurs with respect to human capital based on segment revenue and adjusted operating income trends. The CODM controls how resources are allocated among the segments. The segment managers control how these allocated resources are deployed within the individual segments, whereas the CODM focuses his efforts at a higher level on major Company-wide strategic initiatives that will grow the overall business and maximize utilization of resources across the Company’s operating segments.

The Company’s Wireline segment has three primary revenue sources. These include individual consumers who purchase voice and data services for their own use, business customers who purchase voice and data service for their firm’s use and other communications carriers who purchase wholesale services to supplement communication services that they provide to their customers. The Company’s individual consumers and small business customers are served by Verizon Telecom. The

Company’s other domestic and international business customers, as well as its international wholesale customers, are served by Verizon Business. The Company’s domestic wholesale customers are served by Verizon Services. In addition to serving wholesale customers, Verizon Services is also responsible for building and maintaining the common wireline communications network that is used by all three revenue sources. Each of these revenue sources is disclosed in the Wireline segment financial information that is included in the Company’s current financial statement filings. The Company does not report or assess adjusted operating income by individual revenue source.

The Company believes that its segment disclosures are consistent with management’s approach to operating and measuring its business and fulfills both the technical requirements and the spirit of SFAS No. 131. Additionally, the Company believes its disclosures appropriately assist investors in assessing the Company’s financial performance and making informed judgments concerning each of the operating segments, as well as the enterprise as a whole.

*        *        *        *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish
Robert J. Barish
Senior Vice President & Controller

cc: John F. Killian